FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Kniffen Jan R.	2. Issuer Name and Ticker or Trading Symbol The May Department Stores Company -- MAY		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President
(Last) (First) (Middle) The May Department Stores Company 611 Olive Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/01/03
(Street) St. Louis, MO 63101		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common								16,229.5288(1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Deferred Compensation Plan - Phantom Stock Units	1-for-1	04/01/03		A		299				Common	299	$19.5268	6,455	D
Common Stock Units										Common			5,251(2)	I	by trust
ESOP Preference Stock										Common			5,742(3)	I	by trust

Explanation of Responses:

(1) Includes 191.7415 shares acquired in June, 2002, September, 2002, December 2002, and March 2003 pursuant to May's Dividend Reinvestment Plan.
(2) Between February 1, 2002 and March 28, 2003, 173 common stock units were allocated to my May Common Stock Fund account under May's Profit Sharing Plan.
(3) Between February 1, 2002 and March 28, 2003, I acquired 529 common stock equivalents of ESOP Preference Stock in my ESOP Preference Fund account under May's Profit Sharing Plan.

By: /s/ Richard A. Brickson Richard A. Brickson, as attorney-in-fact **Signature of Reporting Person	04/01/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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                        Power of Attorney

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Alan E. Charlson and Richard A. Brickson, and each or any one of them acting alone, as the undersigned's true and lawful attorney-in-fact and agent, with full and several power of substitutions, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign any or all Form 3, Form 4 or Form 5 and any amendments and supplements to those forms, and to file the same with the Securities and Exchange Commission and with the New York Stock Exchange, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or their substitute or substitutes may lawfully do or cause to be done by virtue thereof.  This power of attorney shall remain in effect until revoked in writing by the undersigned, and any person may rely on its being in effect until such person actually receives such written revocation.

/Jan R. Kniffen/

Jan R. Kniffen

Date:          3/3/99

State of  Missouri       )

                         )  ss.

City of   St. Louis      )

     On this 3rd  day of March, 1999, before me appeared Jan R. Kniffen, to me known to be the person who executed the foregoing instrument and acknowledged that he executed the same as his free act and deed. In Testimony Whereof, I have hereunto set my hand and affixed my official seal in the City and

State aforesaid, the day and date first above written.

(SEAL)         /Sarah Jane Westover/

               Notary Public

               My term expires:

                      Sarah Jane Westover

                  Notary Public - Notary Seal

                       State of Missouri

                        St. Louis County

                My Term Expires: August 10, 1999